FIRST FINANCIAL
CORPORATION            Rodger McHargue
One First Financial Plaza        Sr. Vice President & CFO
Terre Haute, IN 47807            Phone 812-238-6334
August 15, 2016
VIA EDGAR

Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services
United States Securities and Exchange Commission
Washington, D.C. 20549
Re:First Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 9, 2016
File No. 0-16759
Dear Ms. Sullivan:

In response to your letter dated August 9, 2016, below please find the restated comments of the Division of Corporation Finance (“Division”) followed by the corresponding responses of First Financial Corporation (“Corporation”).

Form 10-K for the Fiscal Year Ended December 31, 2015
Allowance for Loan Losses, page 46

1.
We note your disclosure that you have three identified portfolio segments, which include commercial loans, residential loans and consumer loans. Your disclosure goes on to state that a characteristic of the commercial loan segment is that the loans are for business purchases. Your disclosure also states that the general component covers non-classified loans as well as non-impaired classified loans and is based on the historical loss experience over the most recent four years, adjusted for current factors. From your disclosure on page 61, it appears the collectively evaluated allowance for commercial loans was $10.3 million, or 51.8% of your total allowance as of December 31, 2015. Your disclosure on page 46 also states that commercial loans are generally well secured which mitigates the risk of loss and has contributed to the low historical loss rate, but that concentrations in commercial real estate along with the potential impact of rising interest rates to commercial real estate raises the risk of loss on commercial loans, and for these reasons, commercial loans have the highest adjustment to the historical loss rate.

Please tell us how many loan pools you use for purposes of determining the general (collectively evaluated) allowance for your commercial loans. As part of your response, please provide insight into how you determined that the loans in each of the pools contained common credit risk characteristics that could be collectively evaluated for impairment.

We evaluate twelve loan pools. Those loan pools are Special Mention, Substandard, Doubtful and nine additional pass grade pools. The pass grade pools are grouped based on NAICS codes.
The identification of loans to be placed in one of the twelve pools is the factor that creates the commonality for those loans to be collectively evaluated.

Note 6 - Acquisitions, Divestitures and FDIC Indemnification Asset, page 59

2.
We note your rollforward of the ASC 310-30 loans for the years ended December 31, 2015 and 2014, and the six months ended June 30, 2016 and 2015 in your Form 10-Q for the quarter ended June 30, 2016. Please tell us why you have not recognized any discount accretion for any of these periods presented.

The discount accretion on all ASC 310-30 loans was completed in the last quarter of 2013. Discounts were written off over the average lives of pools of loans, and loans remaining were either close to maturity or are renewed loans with previously accreted discounts.

In connection with its responses to the comments of the Division, the Corporation hereby acknowledges that:

-	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;
-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	The Corporation may not assert staff comments as a defense in proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you or any member of the Staff has any questions concerning the responses provided herein on the document discussed herein, please do not hesitate to contact me.

Sincerely,

/s/ Rodger McHargue
Rodger A. McHargue
Chief Financial Officer,
Secretary and Treasurer